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FOR RELEASE AT 7 A.M. (EASTERN DAYLIGHT)


FORD EARNS $2.1 BILLION IN FIRST QUARTER;
NEW RECORDS FOR OPERATING EARNINGS, REVENUES

DEARBORN, Mich., April 17, 2000 -- Ford Motor Company [ NYSE: F ] earned a record $2.1 billion in the first quarter, or $1.70 per diluted share of common and Class B stock, and posted the 16th consecutive quarter of improved year-over-year operating results. The results compare with first-quarter earnings in 1999 of $2 billion, or $1.60 per diluted share, which included a one-time gain of $165 million, or 14 cents a share, from the dissolution of AutoEuropa. Excluding AutoEuropa, first-quarter earnings rose $265 million or 15 percent.

"Our earnings momentum is as strong as ever," said Jacques A. Nasser, president and chief executive officer. "We are transforming our car and truck business, and we have positioned the company for profitable growth in financial services, automotive consumer services, Hertz, and e-business. We have a strong product line-up, and as the year unfolds, important new products will continue to be introduced in North America and Europe. In addition, the independence of Visteon will only accelerate our transformation."

On April 14, Ford announced that the goal to make Visteon Corporation an independent company would be realized through a 100 percent distribution of stock to Ford shareholders, expected to be completed by this summer.

Visteon's earnings are now reported separately and are treated as a discontinued operation in Ford Motor Company's financial statements.

"An independent Visteon will be a stronger competitor in a growing industry segment," Nasser said, "and at the same time it will allow us at Ford to focus even more strongly on our car and truck business."

Excluding Visteon, first-quarter revenues were a record $43 billion, up $5 billion or 14 percent over the first quarter of 1999. Unit sales were a record
1.9 million, compared with 1.8 million a year ago. Luxury vehicle sales, also a record, were 190,000, an increase of 50 percent from a year ago.

AUTOMOTIVE OPERATIONS: Excluding Visteon, Ford's earnings from worldwide automotive operations were $1.6 billion, up $271 million or 21 percent from the same period a year ago, excluding the sale of AutoEuropa. Worldwide automotive revenues in the first quarter were a record $36 billion, up 14 percent compared with a year ago. After-tax return on sales was 4.3 percent, up two-tenths of a point from last year's first quarter, excluding AutoEuropa.

Automotive cash was $23 billion at the end of the quarter, virtually unchanged from the same period last year. Net cash was $12 billion, up $450 million from a year ago.

New products coming later this year include the Ford Escape sport utility, the Volvo S60, a new Ford Explorer and Mercury Mountaineer and a new Mondeo in Europe.

North America: Automotive operations in North America, excluding Visteon, earned a record $1.7 billion in the first quarter of 2000, up $288 million from the same period a year ago. After-tax return on sales was 6.2 percent, up four-tenths of a point. "The real driver behind our North American results is the strong demand for hit products," Nasser said. "And more will be coming," he added. "At the same time, our automotive business structure continues to transform. Total costs are down $6 billion in three years, and the acquisitions of Volvo, Kwik-Fit, and the planned acquisition of Land Rover have strengthened and broadened our consumer focus," Nasser said.

Total vehicle sales in the United States set a new first-quarter record of 1.2 million cars and trucks. Strong sales were aided by the new Ford Focus, Ford Taurus, Ford F150 SuperCrew, the Ford Explorer Sport Trac and Sport, Jaguar S-Type and the Volvo 70.

Other Markets: In Europe, South America and other overseas markets, Ford lost $115 million, about even with last year's first quarter.

FORD CREDIT: Ford Credit earned $353 million in the first quarter, up $53 million or 18 percent in the first quarter of 1999. Return on equity was 12.7 percent, up 1.4 points from a year ago. Ford Credit is on track to meet its full-year financial milestones to increase earnings by 10 percent and improve returns.

HERTZ: The Hertz Corporation [ NYSE: HRZ ] earned a record $56 million in the first quarter, up $7 million or 14 percent. Ford Motor Company's share of Hertz' first-quarter earnings was $46 million.

DELIVERING SHAREHOLDER VALUE: On April 14, Ford Motor Company also announced a Shareholder Value Enhancement Plan that offers Ford shareholders new Ford shares and a choice of accepting $20 per share in cash or additional new Ford shares equivalent to the cash value. "This plan reflects our transformational thinking," Nasser said, "as well as our strong earnings and cash flow. It also underscores management's confidence and our commitment to delivering superior shareholder value over time."

                                     # # #


                                        Ford Motor Company and Subsidiaries

                                                   HIGHLIGHTS a/
                                                   ----------

                                                                                     First Quarter
                                                                              -----------------------------
                                                                                  2000            1999
                                                                              -------------   -------------
                                                                                      (unaudited)
Worldwide vehicle unit sales of cars and trucks
(in thousands)
- North America                                                                 1,309           1,220
- Outside North America                                                           602             554
                                                                                -----           -----
    Total                                                                       1,911           1,774
                                                                                =====           =====

Sales and revenues (in millions)
- Automotive                                                                  $36,175         $31,597
- Financial Services                                                            6,719           5,952
                                                                              -------         -------
    Total                                                                     $42,894         $37,549
                                                                              =======         =======

Net income (in millions)
- Automotive                                                                  $ 1,552         $ 1,446
- Financial Services                                                              380             328
                                                                              -------         -------
    Total continuing operations                                                 1,932           1,774
- Discontinued operation - Visteon                                                147             205
                                                                              -------         -------
    Total                                                                     $ 2,079         $ 1,979
                                                                              =======         =======

Capital expenditures (in millions)
- Automotive                                                                  $ 1,500         $ 1,142
- Financial Services                                                              306             144
                                                                              -------         -------
    Total                                                                     $ 1,806         $ 1,286
                                                                              =======         =======

Automotive capital expenditures as a
 percentage of sales                                                              4.1%            3.6%

Stockholders' equity at March 31
- Total (in millions)                                                         $28,419          $24,814
- After-tax return on Common and
   Class B stockholders' equity
                                                                                 25.3%           29.6%

Automotive net cash at March 31
 (in millions)
- Cash and marketable securities                                              $22,848         $22,899
- Debt                                                                         10,753          11,254
                                                                              -------         -------
   Automotive net cash                                                        $12,095         $11,645
                                                                              =======         =======

After-tax return on sales
- North American Automotive                                                       6.2%            5.8%
- Total Automotive                                                                4.3%            4.6%

Shares of Common and Class B Stock
 (in millions)
- Average number outstanding                                                     1,206           1,211
- Number outstanding at March 31                                                 1,205           1,211

Common Stock price (per share)
- High                                                                        $ 54-5/8        $ 66-1/2
- Low                                                                               41          55-1/4


AMOUNTS PER SHARE OF COMMON AND CLASS B
 STOCK AFTER PREFERRED STOCK DIVIDENDS

Income assuming dilution
- Automotive                                                                  $   1.27            1.16
- Financial Services                                                              0.31            0.27
                                                                              --------        --------
    Total continuing operations                                                   1.58            1.43
- Discontinued operation - Visteon                                                0.12            0.17
                                                                              --------        --------
    Total                                                                     $   1.70        $   1.60
                                                                              ========        ========
Cash dividends                                                                $   0.50        $   0.46

- - - - -
a/ Visteon is reflected as a discontinued operation. Visteon's results and financial condition have been excluded from all amounts except total net income and total earnings per share.

                                       Ford Motor Company and Subsidiaries

                                                VEHICLE UNIT SALES
                                                ------------------

                                   For the Periods Ended March 31, 2000 and 1999
                                                  (in thousands)



                                                                            First Quarter
                                                                     -----------------------------
                                                                         2000            1999
                                                                     -------------   -------------
                                                                             (unaudited)
North America
United States
 Cars                                                                     480             404
 Trucks                                                                   722             739
                                                                        -----           -----
  Total United States                                                   1,202           1,143

Canada                                                                     79              58
Mexico                                                                     28              19
                                                                        -----           -----
  Total North America                                                   1,309           1,220

Europe
Britain                                                                   115             126
Germany                                                                    91              90
Italy                                                                      49              50
France                                                                     42              38
Spain                                                                      40              43
Other countries                                                           140              99
                                                                        -----           -----

  Total Europe                                                            477             446

Other international
Brazil                                                                     28              22
Australia                                                                  24              30
Taiwan                                                                     22              17
Argentina                                                                  15              14
Japan                                                                       9               7
Other countries                                                            27              18
                                                                        -----           -----

  Total other international                                               125             108
                                                                        -----           -----

Total worldwide vehicle unit sales                                      1,911           1,774
                                                                        =====           =====

Vehicle unit sales generally are reported worldwide on a "where sold" basis and include sales of all Ford-badged units, as well as units manufactured by Ford and sold to other manufacturers.

                                        Ford Motor Company and Subsidiaries

                                         CONSOLIDATED STATEMENT OF INCOME
                                         --------------------------------

                                   For the Periods Ended March 31, 2000 and 1999
                                                   (in millions)

                                                                                       First Quarter
                                                                                -----------------------------
                                                                                    2000           1999
                                                                                -----------------------------
                                                                                        (unaudited)
AUTOMOTIVE (Note 4)
Sales                                                                             $36,175        $31,597

Costs and expenses (Note 3)
Costs of sales                                                                     31,578         27,737
Selling, administrative and other expenses                                          2,265          1,777
                                                                                  -------        -------
  Total costs and expenses                                                         33,843         29,514

Operating income                                                                    2,332          2,083

Interest income                                                                       368            339
Interest expense                                                                      318            285
                                                                                  -------        -------
  Net interest income                                                                  50             54
Equity in net income/(loss) of affiliated companies                                   (32)            34
Net expense from transactions with
 Financial Services                                                                   (10)           (28)
                                                                                  -------        -------

Income before income taxes - Automotive                                             2,340          2,143


FINANCIAL SERVICES
Revenues                                                                            6,719          5,952

Costs and expenses
Interest expense                                                                    2,213          1,888
Depreciation                                                                        2,208          2,157
Operating and other expenses                                                        1,211            997
Provision for credit and insurance losses                                             454            391
                                                                                  -------        -------
  Total costs and expenses                                                          6,086          5,433

Net revenue from transactions with Automotive                                          10             28
                                                                                  -------        -------
Income before income taxes - Financial Services                                       643            547
                                                                                  -------        -------

TOTAL COMPANY
Income before income taxes                                                          2,983          2,690
Provision for income taxes                                                          1,022            893
                                                                                  -------        -------
Income before minority interests                                                    1,961          1,797
Minority interests in net income of subsidiaries                                       29             23
                                                                                  -------        -------
Net income from continuing operations                                             $ 1,932        $ 1,774

Net income from discontinued operation - Visteon (Note 2)                             147            205
                                                                                  -------        -------
Net income                                                                        $ 2,079        $ 1,979
                                                                                  =======        =======
Income attributable to Common and Class B Stock
 after preferred stock dividends                                                  $ 2,075        $ 1,975

Average number of shares of Common and Class B
 Stock outstanding                                                                  1,206          1,211


AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK
Basic income from continuing operations (Note 5)                                  $  1.61        $  1.47
Diluted income from continuing operations (Note 5)                                $  1.58        $  1.43

Basic income (Note 5)                                                             $  1.73        $  1.64
Diluted income (Note 5)                                                           $  1.70        $  1.60

Cash dividends                                                                    $  0.50        $  0.46

The accompanying notes are part of the financial statements.

                                        Ford Motor Company and Subsidiaries

                                            CONSOLIDATED BALANCE SHEET
                                            --------------------------
                                                   (in millions)

                                                                                            March 31,         December 31,
                                                                                              2000                1999
                                                                                         ----------------   -----------------
                                                                                           (unaudited)
ASSETS
Automotive
Cash and cash equivalents                                                                   $  3,875           $  2,793
Marketable securities                                                                         18,973             18,943
                                                                                            --------           --------
   Total cash and marketable securities                                                       22,848             21,736

Receivables                                                                                    4,406              4,570
Inventories (Note 6)                                                                           6,557              5,684
Deferred income taxes                                                                          2,816              3,762
Other current assets                                                                           4,501              4,528
Current receivable from Financial Services                                                     1,807              2,304
                                                                                            --------           --------
   Total current assets                                                                       42,935             42,584

Equity in net assets of affiliated companies                                                   2,716              2,539
Net property                                                                                  35,831             36,528
Deferred income taxes                                                                          2,562              2,454
Net assets of discontinued operations - Visteon (Note 2)                                       1,644              1,566
Other assets                                                                                  13,421             13,530
                                                                                            --------           --------
   Total Automotive assets                                                                    99,109             99,201

Financial Services
Cash and cash equivalents                                                                      1,883              1,588
Investments in securities                                                                        488                733
Finance receivables, net                                                                     116,626            113,298
Net investment in operating leases                                                            43,890             42,471
Other assets                                                                                  10,745             11,123
Receivable from Automotive                                                                     2,283              1,835
                                                                                            --------           --------
   Total Financial Services assets                                                           175,915            171,048
                                                                                            --------           --------
   Total assets                                                                             $275,024           $270,249
                                                                                            ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Automotive
Trade payables                                                                              $ 14,570           $ 14,292
Other payables                                                                                 3,537              4,156
Accrued liabilities                                                                           18,891             18,110
Income taxes payable                                                                           1,821              1,709
Debt payable within one year                                                                   1,107              1,338
Current payable to Financial Services                                                              0                  0
                                                                                            --------           --------
   Total current liabilities                                                                  39,926             39,605

Long-term debt                                                                                 9,646             10,398
Other liabilities                                                                             29,444             29,283
Deferred income taxes                                                                            439              1,223
Payable to Financial Services                                                                  2,283              1,835
                                                                                            --------           --------
   Total Automotive liabilities                                                               81,738             82,344

Financial Services
Payables                                                                                       4,191              3,550
Debt                                                                                         143,951            139,919
Deferred income taxes                                                                          7,731              7,078
Other liabilities and deferred income                                                          6,512              6,775
Payable to Automotive                                                                          1,807              2,304
                                                                                            --------           --------
   Total Financial Services liabilities                                                      164,192            159,626

Company-obligated mandatorily redeemable preferred securities of a subsidiary
 trust holding solely junior subordinated debentures of the Company (Note 7)                     675                675

Stockholders' equity
Capital stock
 Preferred Stock, par value $1.00 per share (aggregate liquidation preference of $177
million)                                                                                           *                  *
 Common Stock, par value $1.00 per share (1,151 million shares issued)                         1,151              1,151
 Class B Stock, par value $1.00 per share (71 million shares issued)                              71                 71
Capital in excess of par value of stock                                                        4,971              5,049
Accumulated other comprehensive income                                                        (2,453)            (1,856)
ESOP loan and treasury stock                                                                  (1,399)            (1,417)
Earnings retained for use in business                                                         26,078             24,606
                                                                                            --------           --------
   Total stockholders' equity                                                                 28,419             27,604
                                                                                            --------           --------
   Total liabilities and stockholders' equity                                               $275,024           $270,249
                                                                                            ========           ========

- - - - -
*Less than $1 million

The accompanying notes are part of the financial statements.


                                        Ford Motor Company and Subsidiaries

                                  CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                                  ----------------------------------------------

                                   For the Periods Ended March 31, 2000 and 1999
                                                   (in millions)

                                                                         First Quarter 2000             First Quarter 1999
                                                                     ----------------------------   ----------------------------
                                                                                     Financial                      Financial
                                                                      Automotive      Services       Automotive      Services
                                                                     -------------  -------------   -------------  -------------
                                                                             (unaudited)                    (unaudited)
Cash and cash equivalents at January 1                                 $ 2,793        $ 1,588         $ 3,143        $ 1,151

Cash flows from operating activities before securities trading           3,443          5,342           2,480          1,830
Net sales of trading securities                                             22             73             922             99
                                                                       -------        -------         -------        -------
   Net cash flows from operating activities                              3,465          5,415           3,402          1,929

Cash flows from investing activities
 Capital expenditures                                                   (1,500)          (306)         (1,142)          (144)
 Acquisitions of receivables and lease investments                           -        (24,585)              -        (18,304)
 Collections of receivables and lease investments                            -         15,389               -         12,859
 Net acquisitions of daily rental vehicles                                   -         (1,035)              -           (768)
 Purchases of securities                                                (1,133)          (142)           (392)          (309)
 Sales and maturities of securities                                      1,100            123             321            367
 Proceeds from sales of receivables and lease investments                    -          2,807               -          2,045
 Net investing activity with Financial Services                             35              -              39              -
 Cash paid for acquisitions (Note 4)                                      (206)           (49)         (2,966)             -
 Other                                                                     (56)           240             282             (3)
                                                                       -------        -------         -------        -------
   Net cash used in investing activities                                (1,760)        (7,558)         (3,858)        (4,257)

Cash flows from financing activities
 Cash dividends                                                           (607)             -            (561)            (1)
 Net purchases of Common Stock                                             (78)             -            (136)             -
 Changes in short-term debt                                               (736)        (3,891)            121           (968)
 Proceeds from issuance of other debt                                      156         11,610           1,632          9,097
 Changes in other debt                                                    (389)             -              91              -
 Principal payments on other debt                                            -         (3,672)           (151)        (5,282)
 Net financing activity with Automotive                                      -            (35)              -            (39)
 Net cash distribution to Ford from discontinued operation                  17              -              70              -
 Other                                                                      21           (549)            178              5
                                                                       -------        -------         -------        -------
  Net cash (used in)/provided by financing activities                   (1,616)         3,463           1,244          2,812

Effect of exchange rate changes on cash                                     48            (80)            (87)          (106)
Net transactions with Automotive/Financial Services                        945           (945)           (214)           214
                                                                       -------        -------         -------        -------

   Net increase in cash and cash equivalents                             1,082            295             487            592
                                                                       -------        -------         -------        -------

Cash and cash equivalents at March 31                                  $ 3,875        $ 1,883         $ 3,630        $ 1,743
                                                                       =======        =======         =======        =======

Visteon is reflected as a discontinued operation (Note 2).

The accompanying notes are part of the financial statements.

Ford Motor Company and Subsidiaries

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                                   (unaudited)

1. Financial Statements - The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in the registrant's Annual Report on Form 10-K (the "10-K Report") for the year ended December 31, 1999. For purposes of this report, "Ford", the "Company", "we", "our", "us" or similar references means Ford Motor Company and its majority owned subsidiaries unless the context requires otherwise. Certain amounts for prior periods were reclassified to conform with present period presentation.

2. Discontinued Operation - On April 13, 2000, the Ford Board of Directors approved a plan for the complete separation of Visteon Corporation from Ford by means of a tax-free spin-off in the form of a dividend on Ford Common and Class B Stock consisting of all shares of Visteon Common Stock. Specific record and distribution dates will be established after Securities and Exchange Commission clearance. Consistent with this approved plan and to aid in comparisons, our financial statements reflect Visteon's reported net income and net assets as a "discontinued operation" for all periods shown.

     Visteon, a wholly-owned subsidiary of Ford, is a global provider of integrated systems, modules and components to automotive manufacturers and other automotive suppliers. Visteon operates in three business segments:
     Comfort, Communication & Safety; Dynamics & Energy Conversion; and Glass.

     Sales and selected income data for Visteon were (in millions):

                                                                                     First Quarter
                                                                           --------------------------------
                                                                                2000             1999
                                                                           ---------------  ---------------
                    Sales to Ford                                             $4,476           $4,356
                    Sales to non-Ford customers                                  749              416
                                                                              ------           ------
                      Total sales                                             $5,225           $4,772
                                                                              ======           ======

                    Income before income taxes                                $  237           $  313
                    Provision for income taxes                                   (86)            (112)
                    Minority interests in net income of subsidiaries              (4)               4
                                                                              ------           ------
                      Net income                                              $  147           $  205
                                                                              ======           ======

     The net assets of Visteon were (in millions):

                                                                             March 31,       December 31,
                                                                                2000             1999
                                                                           ---------------  ---------------
                    Cash and marketable securities                          $    943         $  1,849
                    Inventories                                                  743              751
                    Other current assets                                       2,986            2,596
                                                                            --------         --------
                      Total current assets                                     4,672            5,196
                    Net property                                               5,730            5,789
                    Other assets                                               1,388            1,464
                                                                            --------         --------
                      Total assets                                            11,790           12,449

                    Current liabilities                                       (4,778)          (5,475)
                    Long-term debt                                            (1,426)          (1,358)
                    Other liabilities                                         (4,046)          (4,117)
                                                                            --------         --------
                      Total liabilities                                      (10,250)         (10,950)

                    Accumulated other comprehensive income                       104               67
                                                                            --------         --------
                      Net assets                                            $  1,644         $  1,566
                                                                            ========         ========

                                        Ford Motor Company and Subsidiaries

                                           NOTES TO FINANCIAL STATEMENTS
                                           -----------------------------

                                                    (unaudited)

3.   Selected Automotive costs and expenses are summarized as follows (in millions):

                                                                               First Quarter
                                                                           ---------------------
                                                                             2000         1999
                                                                           --------     --------
                                     Depreciation                            $694         $616
                                     Amortization                             574          561

     Dissolution of AutoEuropa Joint Venture - Effective January 1, 1999, our joint venture for the production of minivans with Volkswagen AG in Portugal (AutoEuropa) was dissolved resulting in a $255 million pre-tax gain ($165 million after-tax) in the first quarter of 1999.

4.   Acquisitions

          Purchase of AB Volvo's Worldwide Passenger Car Business ("Volvo Car")- On March 31, 1999, we purchased Volvo Car for approximately $6.45 billion. The acquisition price consisted of a cash payment of approximately $2 billion on March 31, 1999, a deferred payment obligation to AB Volvo of approximately $1.6 billion due March 31, 2001, and Volvo Car automotive net indebtedness of approximately $2.9 billion. Most automotive indebtedness was repaid on April 12, 1999. The purchase price payment and automotive debt repayments were funded from our cash reserves.

          Purchase of Kwik-Fit Holdings plc - During the third quarter of 1999, we completed the purchase of all the outstanding stock of Kwik-Fit Plc ("Kwik-Fit"). Kwik-Fit is Europe's largest independent vehicle maintenance and light repair chain, with over 1,900 outlets in the United Kingdom, Ireland, and continental Europe. The acquisition price was approximately $1.6 billion and consisted of cash payments of approximately $1.4 billion and loan notes to certain Kwik-Fit shareholders of approximately $0.2 billion, redeemable beginning on April 30, 2000 and on any subsequent interest payment date. The purchase price payments were funded from our cash reserves.

     Assuming these two acquisitions had taken place on January 1, 1999, Ford Automotive unaudited pro forma revenue for the first quarter ended
     March 31, 1999 would have been $35.2 billion. Net income and earnings per share for this period would not be materially affected.

                                        Ford Motor Company and Subsidiaries

                                           NOTES TO FINANCIAL STATEMENTS
                                           -----------------------------

                                                    (unaudited)

5. Income Per Share of Common and Class B Stock - Basic income per share of Common and Class B Stock is calculated by dividing the income attributable to Common and Class B Stock by the average number of shares of Common and Class B Stock outstanding during the applicable period, adjusted for shares issuable under employee savings and compensation plans.

     The calculation of diluted income per share of Common and Class B Stock takes into account the effect of dilutive potential common stock, such as stock options.

     Income per share of Common and Class B Stock from continuing operations was as follows (in millions, except per share amounts):

                                                                   First Quarter 2000         First Quarter 1999
                                                                 ------------------------   ------------------------
                                                                   Income       Shares        Income      Shares
                                                                 ------------ -----------   ----------- ------------
          Net income from continuing operations                    $1,932       1,206         $1,774      1,211
          Preferred stock dividend requirements                        (4)          -             (4)         -
          Issuable and uncommitted ESOP shares                          -          (7)             -         (5)
                                                                   ------       -----         ------      -----
          Basic income and shares from continuing operations       $1,928       1,199         $1,770      1,206

          Basic income per share from continuing operations        $ 1.61                     $ 1.47
          Basic income per share from discontinued operation         0.12                       0.17
                                                                   ------                     ------
          Basic income per share                                   $ 1.73                     $ 1.64

          Basic income and shares from continuing operations       $1,928       1,199         $1,770      1,206
          Net dilutive effect of options                                -          23              -         31
                                                                   ------       -----         ------      -----
          Diluted income and shares from continuing operations     $1,928       1,222         $1,770      1,237

          Diluted income per share from continuing operations      $ 1.58                     $ 1.43
          Diluted income per share from discontinued operation       0.12                       0.17
                                                                   ------                     ------
          Diluted income per share                                 $ 1.70                     $ 1.60

6.   Automotive Inventories are summarized as follows (in millions):

                                                                                       March 31,           December 31,
                                                                                          2000                1999
                                                                                     ----------------   -----------------
                         Raw materials, work in process and supplies                   $2,442             $2,035
                         Finished products                                              4,115              3,649
                                                                                       ------             ------
                           Total inventories                                           $6,557             $5,684
                                                                                       ======             ======

                         U.S. inventories                                              $2,287             $1,811

7. Company-Obligated Mandatorily Redeemable Preferred Securities of a Subsidiary Trust - The sole asset of Ford Motor Company Capital Trust I (the "Trust"), which is the obligor on the Preferred Securities of such Trust, is $632 million principal amount of 9% Junior Subordinated Debentures due 2025 of Ford Motor Company.

                                        Ford Motor Company and Subsidiaries

                                           NOTES TO FINANCIAL STATEMENTS
                                           -----------------------------

                                                    (unaudited)

8. Comprehensive Income - Other comprehensive income includes foreign currency translation adjustments, minimum pension liability adjustments, and net unrealized gains and losses on investments in equity securities. Total comprehensive income is summarized as follows (in millions):

                                                                                          First Quarter
                                                                                -----------------------------------
                                                                                     2000              1999
                                                                                -----------------  ----------------
               Net income                                                         $2,079             $1,979
               Other comprehensive income                                           (596)              (108)
                                                                                  ------             ------
                 Total comprehensive income                                       $1,483             $1,871
                                                                                  ======             ======


     Effective January 1, 2000, the functional currency for Ford's automotive operations in Brazil was changed from the U.S. dollar to the Brazilian real in recognition of the primary currency of the environment in which Ford will operate. The lower translated value of fixed assets and inventories in the first quarter reduced other comprehensive income by about $350 million.

9.   Segment Information - Ford's business is divided into two business sectors
     - Automotive and Financial Services (including Ford Credit and Hertz); detail is summarized as follows (in millions):

                                                      Financial Services Sector
                                                  --------------------------------
 First Quarter                           Auto        Ford                  Other      Elims/
                                        Sector      Credit      Hertz    Fin Svcs      Other       Total
                                      ----------  ---------- ---------- ----------  ----------  ----------
          2000
          ----
          Revenues
            External customer          $ 36,175    $  5,491   $  1,131    $    98     $    (1)   $ 42,894
            Intersegment                  1,158          39          8         42      (1,247)          0
                                       --------    --------   --------    -------     -------    --------
              Total Revenues           $ 37,333    $  5,530   $  1,139    $   140     $(1,248)   $ 42,894
                                       ========    ========   ========    =======     =======    ========
          Net income  a/               $  1,552    $    353   $     56    $   (11)    $   129    $  2,079

          Total assets  a/             $102,146    $161,735   $ 10,360    $ 8,108     $(7,325)   $275,024


          1999
          ----
          Revenues
            External customer          $ 31,597    $  4,863   $  1,027    $    56     $     6    $ 37,549
            Intersegment                  1,069          57          8         47      (1,181)          0
                                       --------    --------   --------    -------     -------    --------
              Total Revenues           $ 32,666    $  4,920   $  1,035    $   103     $(1,175)   $ 37,549
                                       ========    ========   ========    =======     =======    ========
          Net income  a/               $  1,446    $    300   $     49    $   (12)    $   196    $  1,979

          Total assets  a/             $  91,366   $140,643   $  9,293    $ 6,258     $(5,527)   $242,033

          - - - - -
          a/ Net income from discontinued operations of $147 million and $205 million for the three months ended March 31, 2000 and 1999 is included in Elims/Other. Net assets from discontinued operations of $1,644 million and $1,817 million as of March 31, 2000 and 1999 is included in Auto Sector total assets.

     "Other Financial Services" data is an aggregation of miscellaneous smaller Financial Services Sector business components, including Ford Motor Land Development Corporation, Ford Leasing Development Company, Ford Leasing Corporation and Granite Management Corporation.

     "Eliminations/Other" data includes intersegment eliminations and minority interests. Interest income for the operating segments in the Financial Services Sector is reported as "Revenue".

10. Value Enhancement Plan - On April 13, 2000, the Ford Board of Directors approved a plan that will offer Ford shareholders an exchange of old shares of the company's stock for new shares of the company's Common Stock, plus either $20 cash per share or new shares of equivalent value. Specific details, including record and effective dates of the plan, will be announced later in 2000.